Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Northgate reports strong quarterly cash flow of $43.7 million - A third large gold-copper porphyry system discovered at Kemess

    VANCOUVER, July 26 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations of $43,685,000 or $0.17 per diluted common share and net earnings of $8,647,000 or $0.03 per diluted common share for the second quarter of 2007.

    <<
                      SECOND QUARTER HIGHLIGHTS

    -   Production of 65,999 ounces of gold and 14.8 million pounds of copper
    -   Net cash cost of production of $35 per ounce of gold
    -   Exploration drilling on targets identified in a deep
        penetrating induced polarization (IP) survey in 2006 has
        discovered two new zones of mineralization east of the Kemess
        North deposit
        -  Ora Zone: Hole KH-07-04 returned 441 metres (m) of
           0.38 grams per metric tonne (g/t) gold and 0.39% copper
        -  Altus Zone: Holes KH-07-03 and KH-07-05 returned 155 m and
           128 m, respectively , averaging 0.23 g/t gold and
           0.3% copper
    -   The underground exploration ramp at the Young-Davidson
        property progressed by 560 m during the quarter and is now
        25% complete; the No. 3 shaft was dewatered down to the
        180-m level
    >>

    Ken Stowe, President and CEO, stated, "The discovery of another large mineralized system in the Kemess camp is very exciting. Equally important is the success of the Titan(C) deep penetrating IP survey technique, which has proven itself to be an excellent predictive tool for spotting drill holes on the Kemess property in areas where there is no surface expression of mineralization. Over the next two months, we plan to follow up with further drilling of the Ora and Altus zones while conducting additional IP surveys at both Kemess North and Kemess South. From a financial point of view, the second quarter was also very successful as the Kemess mine generated over $43 million in operating cash flow and our cash balance increased to over $317 million.
Looking forward to the second half of the year, we are eagerly awaiting the recommendation report from the Joint Environmental Review Panel on the Kemess
North project, which is due in the next few weeks. At Young-Davidson, our pre-feasibility study is progressing very well and we expect to release more detailed information on the technical and economic parameters of the project before the end of the year."

    -----------------------------------------------------------------

    RESULTS OF OPERATIONS

    Northgate recorded net earnings of $8,647,000 or $0.03 per diluted common share in the second quarter of 2007 compared with $50,315,000 or $0.22 per share during the corresponding quarter of 2006. Cash flow from operations during the most recent quarter was $43,685,000 or $0.17 per diluted common share compared with cash flow of $9,377,000 or $0.04 per diluted common share during the same quarter last year. Per share data is based on the weighted average diluted number of shares outstanding of 255,317,140 in the second quarter of 2007 and 226,972,597 in the corresponding period of 2006.

    Kemess South Mine Performance

    The Kemess mine posted gold and copper production of 65,999 ounces and
14.8 million pounds respectively in the second quarter of 2007. Gold production was on target due to higher than expected gold grades, which offset lower mill throughput. Copper production was below forecast due to lower than expected copper ore grades in supergene ore milled in the second quarter of
2007 and lower mill throughput. As a consequence of these second quarter variances and small modifications to the ore release plan for the second half of 2007, Northgate now expects Kemess South mine's metal production to be
276,000 ounces of gold and 68.5 million pounds of copper during 2007.
    During the second quarter of 2007, approximately 10.6 million tonnes of ore and waste were removed from the open pit, which was approximately the same as it was during the corresponding quarter of 2006. Unit mining costs during the most recent quarter were Cdn$1.84 per tonne compared with Cdn$1.45 per tonne in the second quarter of 2006. The unit mining cost in the most recent quarter was higher than it was in the same period last year due primarily to extra drilling expenses related to the north wall pushback and major scheduled maintenance costs on two loading shovels.
    Mill availability during the second quarter of 2007 was 89% and throughput averaged 48,742 tonnes per day, compared with 94% availability and throughput of 51,807 tonnes per day in the second quarter of 2006. Mill availability in the second quarter was slightly lower than the annual target of 91% due primarily to the timing of the annual transformer station maintenance by BC Hydro and lower than the record set in the second quarter of
2006 when an unusually small amount of scheduled maintenance was carried out.
Average mill throughput in the most recent quarter was 6% lower than it was in the same period last year due to the lower mill availability.
    Gold and copper recoveries averaged 64% and 76% respectively in the second quarter of 2007, which were the same recoveries recorded in the second quarter of 2006. Supergene-leachcap ores, which has metallurgical characteristics that generate lower metal recoveries, were milled in both periods. As a result, these recoveries were substantially lower than the average recoveries for the Kemess South ore body of 69% and 83% for gold and copper respectively.
    Metal concentrate inventory decreased by 5,000 wet metric tonnes (wmt) in the second quarter to approximately 6,000 wmt at June 30, 2007.
    The total unit cost of production during the second quarter of 2007 was
Cdn$13.46 per tonne milled, which was the same cost recorded in the corresponding period of 2006. Total site operating costs in the second quarter of 2007 were Cdn$44.3 million compared with Cdn$38.8 million in the second quarter of 2006. While total site costs were up by 14% due to a larger than average amount of maintenance activity in the quarter and increased costs for labour, fuel and consumables, total unit costs were approximately the same due to the large decrease in treatment and refining charges for copper concentrate that occurred in 2007. The net cash cost of production at Kemess in the second quarter was $35 per ounce of gold compared to the negative $44 per ounce cash cost reported in the second quarter of 2006. The increase in net cash cost was the result of lower gold and copper production during the most recent quarter compared to the corresponding quarter of 2006.
    The following table provides a summary of operations for the second quarter and first half of 2007 and the comparable periods of 2006.

    <<
    2007 Kemess Mine Production

    (100% of
     production basis)   Q2 2007     Q2 2006     1H 2007     1H 2006
    -----------------------------------------------------------------
    Ore plus waste
     mined (tonnes)   10,618,547  10,634,658  22,701,404  20,671,597
    Ore mined (tonnes) 3,494,752   3,228,600   9,055,785   8,502,272
    Stripping ratio
     (waste/ore)           2.038        2.30       1.507        1.44
    Ore milled
     (tonnes)          4,435,557   4,714,427   8,776,979   9,083,449
    Ore milled
     per day (tonnes)     48,742      51,807      48,492      50,185
    Gold grade (grams
     per metric tonne)     0.724       0.784       0.701       0.768
    Copper grade (%)       0.199       0.227       0.207       0.248
    Gold recovery (%)         64          64          68          69
    Copper recovery (%)       76          76          81          81
    Gold production
     (ounces)             65,999      76,127     134,109     153,761
    Copper production
     (thousands pounds)   14,839      18,071      32,541      40,353
    Net cash cost
     ($/ounce)                35         (44)         32          (8)
    -----------------------------------------------------------------
    >>

    Safety

    Kemess recorded one lost time injury during the second quarter of 2007, but was still the safest metal mine in British Columbia for the first six months of the 2007. The Young-Davidson project, where there are now 90 employees and contractors on site, continues to operate without a lost time injury.

    Financial Performance

    Northgate's revenue in the second quarter of 2007 was $80,878,000 compared with $105,348,000 in the corresponding period in 2006. Revenue for the second quarter of 2007 included negative mark-to-market adjustments of
$16,905,000 on Northgate's hedge book (2006 - $13,902,000). Due to mark-to-market requirements of Canadian generally accepted accounting principles (Canadian GAAP) and the large size of the Corporation's copper forward sales position relative to quarterly copper production, earnings in future quarters may fluctuate significantly depending on future movements in the price of copper. Metal sales in the second quarter of 2007 consisted of
70,220 ounces of gold and 16.8 million pounds of copper, compared with 79,999 ounces of gold and 19.2 million pounds of copper in the second quarter of
2006. During the second quarter of 2007, the price of gold on the London
Bullion Market (LBM) averaged $667 per ounce (2006 - $627) and the price of copper on the London Metal Exchange (LME) averaged $3.47 per pound (2006 -
$3.27). The net realized metal prices received on metal sales in the second quarter of 2007 were approximately $564 per ounce of gold and $3.26 per pound of copper, compared with $568 per ounce and $3.13 per pound in the second quarter of 2006. A total of $7,350,000 in gold hedging losses were reclassified from accumulated other comprehensive income when the related sales occurred (see section on Changes in Accounting Policies). The
Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $105 per ounce, compared with $59 per ounce in the corresponding quarter one year ago. In the second quarter of 2007, the
Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of copper to be produced in the additional year of production that was announced in May 2007. A total volume of 16,200 metric tonnes of copper were sold forward during the second quarter using LME contracts maturing from November 2009 through October 2010 at an average forward price of $2.52 per pound. This copper represents approximately
100% of the accountable copper contained in the 18,000,000 tonnes of ore resources that were converted into reserves during the second quarter, extending the mine-life of the Kemess South pit until the end of the third quarter of 2010.
    The cost of sales in the second quarter of 2007 was $60,384,000 compared with the corresponding period last year when the cost of sales was
$56,884,000. Cost of sales was higher in the most recent quarter than it was in the corresponding period of 2006 due to the increased Canadian dollar site operating costs and the strengthening Canadian dollar.
    Administrative and general expenses totaled $2,625,000 in the second quarter of 2007 compared to a total of $1,580,000 recorded in the corresponding period of 2006. The higher expense in the current quarter was the result of increased administration and compliance spending as well as the cost of various business development initiatives.
    Depreciation and depletion expenses in the second quarter were $8,933,000 compared to $7,101,000 during the corresponding period of 2006. The higher depreciation and depletion expense for the most recent quarter was due to an increase in the amortization rate for 2007 as a result of capital expenditures in 2006 offset by the impact of the increase in the reserve base announced earlier in the quarter.
    The Corporation recorded net interest income of $4,464,000 in the second quarter of 2007 compared with net interest income of $702,000 in the corresponding quarter of 2006. The dramatic increase in interest income was the result of substantial increases in the Corporation's cash position due to strong operating cash flow and the exercise of share purchase warrants in
December 2006, which brought $99,998,000 into Northgate's treasury.
    Exploration costs in the second quarter were $7,842,000 compared with
$2,043,000 in the comparable period of 2006. The higher exploration costs in the most recent quarter were the result of increased activity at the
Young-Davidson property where an advanced underground exploration program is underway. In future quarters of 2007, exploration costs are expected to remain at approximately $8 million per quarter as exploration continues on the
Young-Davidson and Kemess properties.
    Capital expenditures during the second quarter of 2007 totaled $3,573,000 compared to $2,331,000 in the corresponding period of 2006. Capital expenditures in the most recent quarter continue to be primarily devoted to ongoing construction of the tailings dam and the Kemess North project.

    NON-GAAP MEASURE

    The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.
    A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

    <<
    (Expressed in thousands of US$,
     except per ounce amounts)                   Q2 2007     Q2 2006
    -----------------------------------------------------------------
    Gold production (ounces)                      65,999      76,127
    -----------------------------------------------------------------
    Cost of sales                             $   60,384  $   56,884
    Change in inventories and other               (6,035)       (358)
    Gross copper and silver revenue              (52,019)    (59,906)
    -----------------------------------------------------------------
    Total cash cost                                2,330      (3,380)
    -----------------------------------------------------------------
    Cash cost ($/ounce)                       $       35  $      (44)
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    SELECTED QUARTERLY FINANCIAL DATA

    (Thousands of US
     dollars, except
     per share, per       2007 Quarter Ended      2006 Quarter Ended
     ounce and per    -----------------------------------------------
     pound amounts)       Jun 30      Mar 31      Dec 31      Sep 30
    -----------------------------------------------------------------
    Revenue           $   80,878  $   74,313  $  118,239  $  102,667
    Earnings (loss)
     for the
     period(1)        $    8,647       9,406      19,790      14,902
    Earnings (loss)
     per share(1)
      Basic           $     0.03  $     0.04  $     0.09  $     0.07
      Diluted         $     0.03  $     0.04  $     0.09  $     0.07
    Metal production
      Gold (ounces)       65,999      68,110      81,746      74,789
      Copper (thousands
       pounds)            14,839      17,702      21,254      19,602
    Metal Prices
      Gold (LBM
       - $/ounce)            667         650         614         622
      Copper (LME Cash
       - $/pound)           3.47        2.69        3.21        3.48
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    (Thousands of US
     dollars, except
     per share, per       2006 Quarter Ended      2005 Quarter Ended
     ounce and per    -----------------------------------------------
     pound amounts)       Jun 30      Mar 31      Dec 31      Sep 30
    -----------------------------------------------------------------
    Revenue           $  105,348  $   85,059  $   95,651  $   64,631
    Earnings (loss)
     for the
     period(1)            50,315      21,735      44,527       8,765
    Earnings (loss)
     per share(1)
      Basic           $     0.23  $     0.10  $     0.21  $     0.04
      Diluted         $     0.22  $     0.10  $     0.21  $     0.04
    Metal production
      Gold (ounces)       76,127      77,634      94,405      75,665
      Copper (thousands
       pounds)            18,071      22,282      24,701      16,917
    Metal Prices
      Gold (LBM
       - $/ounce)            627         554         486         439
      Copper (LME Cash
       - $/pound)           3.27        2.24        1.95        1.70
    -----------------------------------------------------------------
    -----------------------------------------------------------------
    (1) The figures in the table for 2006 and 2005 reflect the
        Corporation's change in accounting policy for metal
        inventories. Refer to the Corporation's consolidated
        financial statements in the 2006 Annual Report for a
        description of this change.
    >>

    EXPLORATION UPDATE

    Kemess Camp

    There are currently two drills on the Kemess property exploring the area immediately east of the Kemess North deposit where the Titan(C) deep penetrating IP survey conducted in 2006 identified several large chargeability anomalies. Nine diamond drill holes have been completed to date totaling 7,708
m and assays have been received for core in six of these holes. Drill hole collar locations are listed in Appendix 1.

    Figure 1 - 2007 Kemess Exploration Area

    http://files.newswire.ca/592/Figure_1_-_KN_Ex.JPG

    Ora Zone

    Holes KH-07-02 and KH-07-04 were drilled to test the deep Titan(C)
chargeability anomaly that was defined in 2006. Hole KH-07-04 intersected the longest mineralized interval ever drilled on the Kemess property with 441.3 m of 0.38 g/t gold and 0.391% copper. This hole also represents the deepest mineralization (850 m deep) so far discovered in the Kemess camp, but due to its grade and thickness it represents a very exciting discovery. While the relationship between this mineralization and the Kemess North deposit is unknown, this new discovery suggests that the Kemess North mineralizing system is far more extensive than previously understood and several follow-up holes are planned to explore for even higher-grade zones of mineralization or zones that have been faulted closer to surface.

    <<
    Table 1 - Selected Intervals in the Ora Zone

    -----------------------------------------------------------------
    Hole ID         From       To        Core        Gold     Copper
                     (m)       (m)     Length (m)    (g/t)      (%)
    -----------------------------------------------------------------
    KH-07-01A      452.0      473.4       21.4       0.14      0.135
    -----------------------------------------------------------------
    KH-07-02       943.4      983.2       39.8       0.10      0.102
    -----------------------------------------------------------------
    KH-07-04       855.0     1296.3      441.3       0.38      0.391
    -----------------------------------------------------------------
    Including     1193.0     1289.0       96.0       0.57      0.395
    -----------------------------------------------------------------

    Figure 2 - Cross Section of the Ora Zone

    http://files.newswire.ca/592/Figure_2_-_Ora_Zone.jpg
    Note:  Hole KH-07-01A is not shown on the cross-section above because it is 170 metres outside the plane of the section.

    Altus Zone

    Just to the east of the Ora zone, three holes drilled in the 2007 exploration season have intersected a nearer surface zone of mineralization at grades that are 30% higher than Kemess North grades. This mineralization is close enough to surface that it could potentially be exploited as an open pit, as illustrated in the accompanying cross section.

    Table 2 - Selected Intervals from the Altus Zone

    -----------------------------------------------------------------
    Hole ID         From       To        Core        Gold     Copper
                     (m)       (m)     Length (m)    (g/t)      (%)
    -----------------------------------------------------------------
    KH-07-03       273.6      429.0      155.4       0.23      0.269
    -----------------------------------------------------------------
    KH-07-05       130.0      258.2      128.2       0.23      0.332
    -----------------------------------------------------------------
    KH-07-06       594.0      650.0       56.0       0.18      0.304
    -----------------------------------------------------------------
    >>

    Figure 3 - Cross Section of the Altus Zone

    http://files.newswire.ca/592/Figure_3_-_Altus_Zone.jpg

    Future Exploration Activities at Kemess

    With the validation of the Titan(C) system as an exploration tool for the terrain and deposit types in the Kemess camp, additional surveys have been contracted to more completely map out the area around hole KH-07-04, as well as to explore other areas of the Kemess North system and areas adjacent to the
Kemess South pit. In addition to this survey work, Northgate will be drilling additional holes in and around the Altus and Ora zones during the 2007 exploration season. Total exploration expenditures on the Kemess property in
2007 are now expected to reach $4 million.

    Young-Davidson

    Drilling continued on the Young-Davidson property with five drills, four of which were working on the known deposit area and a fifth which is testing other targets in other areas of the property. The longitudinal section shown in Figure 4 presents known resource areas (as defined in the legend), historic mine workings, simplified geology, and potential new resource areas along with the pierce points for the holes drilled. Drill hole results reported for the first time are indicated by a five-point star. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as
10,355 m. Diamond drilling completed in the second quarter of 2007 attempted to define the eastern and western edges of the deposit to a depth of 1,000 m and expand resources below and laterally adjacent to the three main zones in the deposit: the Lower Boundary zone, the Lucky zone, and the Lower YD zone.

    Figure 4: Young-Davidson Property (Vertical, North Looking,
    Longitudinal Section with Metric Grid)

    http://files.newswire.ca/592/1LongsectionYD.jpg

    Holes YD-07-33A and YD-07-41, below and above the western edge of the
Lower Boundary zone respectively, intersected substantial widths of mineralization, which are expected to expand the zone significantly when the next resource recalculation is completed. Hole YD-07-33A returned an interval of 2.83 g/t over 33.6 m and hole YD-07-41 returned an interval of 4.16 g/t over 18.8 m.
    Hole YD-07-40C, targeted to fill in the gap between the Upper and Lower
Boundary zones, intersected a barren diabase dyke at the target interval.
However, the hole did intersect a footwall zone grading 4.04 g/t over a 4.9 m core length. Due to the complexity of the geological formations in the area between the Upper and Lower Boundary zones the resolution of the interface between these two zones will wait until definition by closer-spaced underground drilling.
    Holes YD-07-37 and YD-07-42 on the western side of the Lower Boundary zone were either terminated for technical reasons (too much deviation from the intended target) or they intersected diabase dykes at the target horizon.
    Hole YD-07-36 intersected mineralization within an inferred resource area of the Lucky zone returning 3.23 g/t over 16 m. Hole YD-07-43 targeted an area below the Lucky zone and intersected two thin zones of 3.51 g/t over 1.9 m and
6.06 g/t over 4.2 m. This suggests that the Lucky Zone may extend down to the
9,650 m level, but more drilling will be necessary to confirm this hypothesis.
    The western edge of the YD zone has now been defined above the 9,500 m level by three holes, YD-07-32, YD-07-38 and YD-07-39 that intersected barren syenite host rock with no significant values.
    A total of five holes are currently in progress on the Young-Davidson property and drilling is scheduled to continue at the current pace until the end of 2007.
    Drill hole collar locations for all the holes referred to in this release can be found in Appendix 1.

    <<
    Table 3 - Selected Intersections from Drill Holes at
    Young-Davidson

    Boundary Zones
    -----------------------------------------------------------------
                                                    True
    Hole ID         From       To        Core     Thickness     Gold
                     (m)       (m)     Length (m)    (m)        (g/t)
    -----------------------------------------------------------------
    YD-07-33A     1407.9     1456.5       48.6       44.5       2.44
    -----------------------------------------------------------------
    Including     1407.9     1441.5       33.6       30.6       2.83
    -----------------------------------------------------------------
                  1430.1     1441.5       11.4       10.4       3.52
    -----------------------------------------------------------------
    YD-07-41       932.1      972.3       40.2       27.6       3.26
    -----------------------------------------------------------------
    Including      933.6      952.4       18.8       12.9       4.16
    -----------------------------------------------------------------
                   958.9      972.3       13.4        9.2       3.58
    -----------------------------------------------------------------
    YD-07-40C      936.0      940.9        4.9        4.2       4.04
    -----------------------------------------------------------------

    Lucky Zone
    -----------------------------------------------------------------
                                                    True
    Hole ID         From       To        Core     Thickness     Gold
                     (m)       (m)     Length (m)    (m)        (g/t)
    -----------------------------------------------------------------
    YD-07-36       687.2      703.2       16.0       11.9       3.23
    -----------------------------------------------------------------
    Including      689.5      703.2       13.7       10.0       3.60
    -----------------------------------------------------------------
    Including      695.0      703.2        8.2        6.3       4.71
    -----------------------------------------------------------------
    YD-07-43       687.7      689.6        1.9        1.6       3.51
    -----------------------------------------------------------------
    YD-07-43       706.5      710.7        4.2       3.61       6.06
    -----------------------------------------------------------------
    >>

    The Young-Davidson underground project team, under the leadership of
Project Manager, Luc Guimond, made excellent progress during the second quarter. A total of 55 Northgate employees and contractors are now working on the underground project at the Young-Davidson site in addition to the surface-based exploration team of 35 under the direction of Senior Project
Geologist, Jim Janzen.
    The ramp that will provide underground access to the deposit advanced by
560 m during the quarter and is now 25% complete. In the fall of 2007, underground definition drilling is expected to begin from the lower portion of the first flight of the ramp. Dewatering of the existing No. 3 shaft down to the 180-m level has been completed and the underground infrastructure left by the previous operator is in excellent condition.
    The environmental and engineering studies that will form a critical part of the pre-feasibility study for the project are proceeding along rapidly and the scoping study that will determine the process flow and basic infrastructure for the mine is expected to be complete by the fall.

    QUALITY CONTROL - ANALYSES AND SAMPLE LOCATION

    Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in National
Instrument 43-101 (NI 43-101) Technical Reports filed on SEDAR (www.sedar.com)
on June 4, 2004 and January 29, 2007 for Kemess North and Young-Davidson,
respectively. Summaries of these procedures may also be found in press releases dated November 24, 2005 and April 10, 2006 for Kemess North and
Young-Davidson, respectively.

    QUALIFIED PERSONS

    The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate's geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl
Edmunds, PGeo, Northgate's Exploration Manager.

    <<
                             x x x x x x

    NOTE TO US INVESTORS:

    The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable
Mineral Reserve" are Canadian mining terms as defined in accordance with NI
43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")
Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines
adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource",
"Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred
Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral
Projects under the guidelines set out in the CIM Standards.

                             x x x x x x
    >>

    NOTICE OF CONFERENCE CALL AND WEBCAST OF SECOND QUARTER RESULTS

    July 27, 2007 at 10:00 a.m. ET

    You are invited to participate in the Northgate Minerals Corporation
(TSX:NGX) (AMEX:NXG) live conference call and webcast discussing our second quarter financial results. The call and webcast will take place on Friday,
July 27, 2007, at 10:00 a.m. ET. Northgate's quarterly financial results will be released the evening of July 26, 2007.
    You may participate in the Northgate Conference Call by calling
416-644-3414 or toll free in North America at 1-800-733-7571. To ensure your participation, please call five minutes prior to the scheduled start of the call.
    For those unable to participate in the conference call at the scheduled time, a replay of the conference call will be available beginning on July 27 at 12:00 P.M. ET until August 10 at 11:59 PM ET.

    Replay Access No. 416-640-1917
    Passcode: 212 38 660 followed by the number sign.

    Replay Access No. 877-289-8525
    Passcode: 212 38 660 followed by the number sign.

    A live and archive Webcast of this call, which includes our presentation package, will also be made available on our website at
www.northgateminerals.com.

    <<
                             x x x x x x

    NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of
4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock
Exchange under the symbol NXG.

                             x x x x x x
    >>

    FORWARD-LOOKING STATEMENTS:

    This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate).
Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading
"Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the
United States Securities and Exchange Commission (www.sec.gov). Northgate
expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

    <<
    APPENDIX 1 - DRILL HOLE COLLAR LOCATIONS

    Young-Davidson
    -----------------------------------------------------------------
                                             Collar   Collar   Depth
    Hole ID    Easting  Northing  Elevation  Azimuth    Dip     (m)
    -----------------------------------------------------------------
    YD-07-33A  23248.5    9701.7    10324.9        0     -70  1546.1
    -----------------------------------------------------------------
    YD-07-33B  23248.5    9701.7    10324.9        0     -70  1461.0
    -----------------------------------------------------------------
    YD-07-33C  23248.5    9701.7    10324.9        0     -70    1550
    -----------------------------------------------------------------
    YD-07-34   22711.5   10064.7    10331.0    353.0     -70  1066.8
    -----------------------------------------------------------------
    YD-07-37   23599.0    9976.0    10340.1        9     -70  1021.2
    -----------------------------------------------------------------
    YD-07-38   22711.5   10244.0    10330.0        0     -70   609.0
    -----------------------------------------------------------------
    YD-07-39   22713.1   10191.2    10333.1      350     -70   719.0
    -----------------------------------------------------------------
    YD-07-40     23875     10125      10340      315     -70   354.0
    -----------------------------------------------------------------
    YD-07-40A    23875     10125      10340      312     -70   261.0
    -----------------------------------------------------------------
    YD-07-40B    23875     10125      10340      310     -70   547.0
    -----------------------------------------------------------------
    YD-07-40C    23875     10125      10340      302     -70   969.0
    -----------------------------------------------------------------
    YD-07-41   23200.8    9940.0    10325.0        0     -65  1068.0
    -----------------------------------------------------------------
    YD-07-42   23522.0    9935.0    10322.0      356     -70  1008.0
    -----------------------------------------------------------------
    YD-07-42A  23522.0    9935.0    10322.0      356     -70    1400
    -----------------------------------------------------------------
    YD-07-43   23200.8    9940.0    10325.0        0     -60   919.0
    -----------------------------------------------------------------
    YD-07-44   22685.0    9725.0    10331.0        0     -70    19.3
    -----------------------------------------------------------------
    YD-07-45   23200.8    9940.0    10325.0        0     -70    1200
    -----------------------------------------------------------------
    YD-07-46   22685.0    9725.0    10331.0        0     -70    1700
    -----------------------------------------------------------------

    KEMESS CAMP
    -----------------------------------------------------------------
                                             Collar   Collar   Depth
    Hole ID    Easting  Northing  Elevation  Azimuth    Dip     (m)
    -----------------------------------------------------------------
    KH-07-01A   637915   6326373       1820        0     -90     980
    -----------------------------------------------------------------
    KH-07-02    637706   6326237       1817        0     -90  1120.5
    -----------------------------------------------------------------
    KH-07-03    638116   6326410       1820      340     -70     726
    -----------------------------------------------------------------
    KH-07-04    637706   6326237       1817      340     -70    1344
    -----------------------------------------------------------------
    KH-07-05    638116   6326410       1820        0     -90     417
    -----------------------------------------------------------------
    KH-07-06    638080   6326800       1765      180     -90     770
    -----------------------------------------------------------------

    INTERIM CONSOLIDATED BALANCE SHEETS
                                                June 30  December 31
    Thousands of US dollars                        2007         2006
    -----------------------------------------------------------------
                                             (Unaudited)
    Assets
    Current Assets
    Cash and cash equivalents               $   317,761  $   262,199
    Concentrate settlements and
     other receivables                           33,226       17,960
    Inventories                                  38,123       26,208
    Future income tax asset                      11,280        7,469
    Investments                                   1,151            -
    Deferred hedging loss                             -        8,583
    -----------------------------------------------------------------

                                                401,541      322,419
    Other assets                                 16,888       27,622
    Future income tax asset                       9,825        6,291
    Mineral property, plant and equipment       146,163      159,299
    -----------------------------------------------------------------

                                            $   574,417  $   515,631
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Liabilities and Shareholders' Equity
    Current Liabilities
    Accounts payable and accrued
     liabilities                            $    63,435  $    22,023
    Current portion of capital lease
     obligations                                  2,581        2,439
    -----------------------------------------------------------------

                                                 66,016       24,462
    Capital lease obligations                     1,173        2,586
    Other long-term liabilities (note 4)          3,296            -
    Provision for site closure and
     reclamation obligations                     31,925       28,197
    Future income tax liability                  13,849       12,638
    -----------------------------------------------------------------

                                                116,259       67,883

    Shareholders' equity
    Common shares                               308,726      307,914
    Contributed surplus                           3,518        2,596
    Accumulated other comprehensive
     income (note 2)                             (9,377)           -
    Retained earnings                           155,291      137,238
    -----------------------------------------------------------------

                                                458,158      447,748
    -----------------------------------------------------------------

                                            $   574,417  $   515,631
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    The accompanying notes form an integral part of these
    consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
    INCOME

    Thousands of
     US dollars,
     except
     share and per      Three Months Ended         Six Months Ended
     share amounts,          June 30                    June 30
     unaudited           2007       2006(1)        2007       2006(1)
    -----------------------------------------------------------------
    Revenue       $    80,878  $   105,348  $   155,191  $   190,407
    -----------------------------------------------------------------
    Cost of sales      60,384       56,884      107,370      105,054
    Administrative
     and general        2,625        1,580        4,753        4,715
    Depreciation
     and depletion      8,933        7,101       19,959       17,072
    Net interest
     income            (4,464)        (702)      (7,700)        (677)
    Exploration         7,842        2,043       11,435        2,987
    Currency
     translation gains (3,972)      (2,092)      (5,164)      (2,411)
    Accretion of site
     closure and
     reclamation costs    467          386          905          761
    Other                 911        8,412          911        8,383
    -----------------------------------------------------------------

                       72,726       73,612      132,469      135,884
    -----------------------------------------------------------------

    Earnings before
     income taxes       8,152       31,736       22,722       54,523
    Income tax
     recovery (expense)
      Current          (1,905)      (1,921)      (5,218)      (2,973)
      Future            2,400       20,500          549       20,500
    -----------------------------------------------------------------

                          495       18,579       (4,669)      17,527
    -----------------------------------------------------------------

    Net earnings
     for the
     period       $     8,647  $    50,315  $    18,053  $    72,050
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Other
     comprehensive
     income
      Reclassification
       of net realized
       gains on
       available for
       sale securities
       to net earnings      -            -         (315)           -
      Unrealized gain
       on available
       for sale
       securities         332            -          466            -
      Reclassification
       of deferred
       losses on
       gold forward
       contracts to
       net earnings,
       net of tax of
       $2,231 Q2 and
       $4,738 YTD       4,842            -        9,148            -
    -----------------------------------------------------------------

                        5,174            -        9,299            -
    -----------------------------------------------------------------

    Comprehensive
     income       $    13,821  $    50,315  $    27,352  $    72,050
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Net earnings
     per share
      Basic       $      0.03  $      0.23  $      0.07  $      0.34
      Diluted     $      0.03  $      0.22  $      0.07  $      0.33
    Weighted
     average shares
     outstanding
      Basic       254,159,902  215,275,933  254,061,971  214,806,041
      Diluted     255,317,140  226,972,597  255,435,956  219,516,937
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

    Thousands of US     Three Months Ended         Six Months Ended
     dollars,                  Jun 30                    Jun 30
     unaudited           2007         2006(1)      2007      2006(1)
    -----------------------------------------------------------------

    Retained
     earnings,
     beginning
     of period    $   146,644  $    52,231  $   137,238  $    30,496
    Net earnings
     for the period     8,647       50,315       18,053       72,050
    -----------------------------------------------------------------

    Retained
     earnings, end
     of period    $   155,291  $   102,546  $   155,291  $   102,546
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these
    consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

    Thousands
     of US dollars,    Number
     except common         of       Common        Share
     shares,           Common       Shares     Purchase  Contributed
     unaudited         Shares       Amount     Warrants      Surplus
    -----------------------------------------------------------------
    Balance at
     December 31,
     2006         253,700,033  $   307,914  $         -  $     2,596
      Transitional
       adjustment
       on adoption
       of financial
       instruments          -            -            -            -
      Shares
       issued under
       employee
       share
       purchase
       plan            32,807           79            -            -
      Shares
       issued on
       exercise
       of options     413,420          519            -         (153)
      Stock-based
       compensation         -           39            -          759
      Net income            -            -            -            -
    Other
     comprehensive
     income                 -            -            -            -
    -----------------------------------------------------------------

    Balance at
     March 31,
     2007         254,146,260  $   308,551  $         -  $     3,202

      Shares
       issued under
       employee
       share
       purchase
       plan            41,860          107            -            -
      Shares
       issued on
       exercise
       of options       5,600           15            -           (4)
      Stock-based
       compensation         -           53            -          320
      Net income            -            -            -            -
      Comprehensive
       income               -            -            -            -
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Balance at
     June 30,
     2007         254,193,720  $   308,726  $         -  $     3,518
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Thousands
     of US dollars,             Accumulated
     except common                    Other
     shares,         Retained Comprehensive
     unaudited       Earnings        Income       Total
    ----------------------------------------------------

    Balance at
     December 31,
     2006         $   137,238  $         -  $   447,748
      Transitional
       adjustment
       on adoption
       of financial
       instruments          -      (18,676)     (18,676)
      Shares
       issued under
       employee
       share
       purchase
       plan                 -            -           79
      Shares
       issued on
       exercise
       of options           -            -          366
      Stock-based
       compensation         -            -          798
      Net income        9,406            -        9,406
    Other
     comprehensive
     income                 -        4,125        4,125
    ----------------------------------------------------

    Balance at
     March 31,
     2007         $   146,644  $   (14,551) $   443,846

      Shares
       issued under
       employee
       share
       purchase
       plan                 -            -          107
      Shares
       issued on
       exercise
       of options           -            -           11
      Stock-based
       compensation         -            -          373
      Net income        8,647            -        8,647
      Comprehensive
       income               -        5,174        5,174
    ----------------------------------------------------
    ----------------------------------------------------

    Balance at
     June 30,
     2007         $   155,291  $    (9,377) $   458,158
    ----------------------------------------------------
    ----------------------------------------------------

    Thousands
     of US dollars,    Number
     except common         of       Common        Share
     shares,           Common       Shares     Purchase  Contributed
     unaudited         Shares       Amount     Warrants      Surplus
    -----------------------------------------------------------------

    Balance at
     December 31,
     2005         214,011,246  $   195,565  $     8,715  $     1,657
      Shares
       issued under
       employee
       share
       purchase
       plan            45,027           68            -            -
      Shares
       issued on
       exercise of
       share
       purchase
       warrants       314,523          480         (102)           -
      Shares
       issued on
       exercise
       of options     386,800          490            -         (154)
      Stock-based
       compensation         -           34            -        1,131
      Net income            -            -            -            -
    -----------------------------------------------------------------

    Balance at
     March 31,
     2006         214,757,596  $   196,637  $     8,613  $     2,634

      Shares
       issued under
       employee
       share
       purchase
       plan            30,269           76            -            -
      Shares
       issued on
       exercise of
       share
       purchase
       warrant         10,202           27            -            -
      Shares
       issued on
       exercise
       of options     810,880        2,245            -         (706)
      Stock-based
       compensation         -           39            -          240
      Net income            -            -            -            -
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Balance at
     June 30,
     2006         215,608,947  $   199,024  $     8,613  $     2,168
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Thousands
     of US dollars,             Accumulated
     except common                    Other
     shares,         Retained Comprehensive
     unaudited     Earnings(1)       Income       Total
    ----------------------------------------------------

    Balance at
     December 31,
     2005         $    30,496  $         -   $  236,433
      Shares
       issued under
       employee
       share
       purchase
       plan                 -            -           68
      Shares
       issued on
       exercise of
       share
       purchase
       warrants             -            -          378
      Shares
       issued on
       exercise
       of options           -            -          336
      Stock-based
       compensation         -            -        1,165
      Net income       21,735            -       21,735
    ----------------------------------------------------

    Balance at
     March 31,
     2006         $    52,231  $         -  $   260,115

      Shares
       issued under
       employee
       share
       purchase
       plan                 -            -           76
      Shares
       issued on
       exercise of
       share
       purchase
       warrant              -            -           27
      Shares
       issued on
       exercise
       of options           -            -        1,539
      Stock-based
       compensation         -            -          279
      Net income       50,315            -       50,315
    ----------------------------------------------------
    ----------------------------------------------------

    Balance at
     June 30,
     2006         $   102,546  $         -  $   312,351
    ----------------------------------------------------
    ----------------------------------------------------

    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these
    consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

    Thousands of US     Three Months Ended         Six Months Ended
     dollars,                  Jun 30                    Jun 30
     unaudited           2007       2006(1)        2007       2006(1)
    -----------------------------------------------------------------

    Operating
     activities:
      Net earnings
       for the
       period     $     8,647  $    50,315  $    18,053  $    72,050
    Non-cash
     items:
      Depreciation
       and depletion    8,933        7,101       19,959       17,072
      Unrealized
       currency
       translation
       losses (gains)     711         (241)         676         (343)
      Accretion of
       site closure
       and reclamation
       costs              467          386          905          761
      Amortization
       of hedging
       losses           7,350        4,688       13,887        7,502
      Amortization
       of deferred
       charges             76           75          148          414
      Stock-based
       compensation       373          279        1,171        1,444
      Future income
       tax recovery    (2,400)     (20,500)        (549)     (20,500)
      Change in fair
       value of
       forward
       contracts       16,905       13,902       37,004       21,110
      Gain on sale
       of investments       -            -         (315)           -
    Changes in
     operating working
     capital and other:
      Concentrate
       settlements
       and other
       receivables    (10,019)     (31,792)     (27,218)     (44,457)
      Inventories       2,531       (1,185)      (3,671)      (2,484)
      Accounts
       payable and
       accrued
       liabilities     10,111        5,536       12,202        6,621
      Settlement of
       forward
       contracts            -      (18,693)      (9,326)     (18,693)
      Reclamation
       costs paid           -         (494)           -       (2,235)
    -----------------------------------------------------------------

                       43,685        9,377       62,926       38,262
    -----------------------------------------------------------------

    Investing
     activities:
    Purchase of
     other assets           -            -            -          (86)
    Purchase of
     mineral, property,
     plant and
     equipment         (3,573)      (2,331)      (6,334)      (4,267)
    Purchase of
     investments         (637)           -         (322)           -
    -----------------------------------------------------------------

                       (4,210)      (2,331)      (6,656)      (4,353)
    -----------------------------------------------------------------

    Financing
     activities:
    Repayment of
     capital lease
     obligation          (642)        (941)      (1,271)      (2,085)
    Repayment of
     long-term debt         -            -            -      (13,700)
    Issuance of
     common shares        118        1,644          563        2,427
    -----------------------------------------------------------------

                         (524)         703         (708)     (13,358)
    -----------------------------------------------------------------

    Increase in
     cash and cash
     equivalents       38,951        7,749       55,562       20,551
    Cash and cash
     equivalents,
     beginning of
     period           278,810       63,441      262,199       50,639
    -----------------------------------------------------------------

    Cash and cash
     equivalents,
     end of
     period       $   317,761  $    71,190  $   317,761  $    71,190
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Supplementary
     information
    Cash paid
     during the
     period for:
      Interest    $        74  $        98  $       145  $       732
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these
    consolidated financial statements.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Three and six months ended June 30, 2007 and 2006 (unaudited)

    All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United
    States dollars, except share and per share amounts.

    NOTE 1    BASIS OF PRESENTATION

    The accompanying unaudited interim consolidated financial
    statements for Northgate Minerals Corporation ("Northgate" or the
    "Corporation") have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

    Except as disclosed in note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31,
    2006.

    NOTE 2    CHANGES IN ACCOUNTING POLICIES

    On January 1, 2007, the Corporation adopted the Canadian
    Institute of Chartered Accountants ("CICA") Handbook Sections
    1530, Comprehensive Income; Section 3251, Equity; Section 3855,
    Financial Instruments - Recognition and Measurement; Section
    3861, Financial Instruments - Disclosure and Presentation; and
    Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain
    transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been
    restated. The principal changes resulting from these new
    standards are described below:

    Comprehensive Income

    Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes.
    The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income.
    Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is
    presented as a new category in shareholders' equity. The
    components of AOCI as at June 30, 2007, are as follows:

    -----------------------------------------------------------------
    Unrealized gain on available for sale securities        $    479
    Unrealized hedging losses                                 (9,856)
    -----------------------------------------------------------------
    AOCI                                                    $ (9,377)
    -----------------------------------------------------------------

    Financial Instruments

    Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

    -   Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net
        income for the period.

    -   Available for sale financial assets are measured at their
        fair value and changes in fair value are included in other comprehensive income until the asset is removed from the
        balance sheet.

    -   Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

    -   Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value
        recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other
        comprehensive income.

    Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the
    Corporation recorded these investments at their fair value of
    $329,000 with an offsetting adjustment to AOCI in shareholders'
    equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

    Hedging

    Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be
    performed. On January 1, 2007, the Corporation elected to
    discontinue hedge accounting for its gold forward sales
    contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of
    $6,914,000 was recorded with the net transitional adjustment of
    $13,351,000 recognized in AOCI in shareholders' equity. Also on
    January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000
    pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders' equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

    Inventory

    In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to
    incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1,
    2006 increased $12,819,000. There were no other material
    adjustments required for the three and six month periods ended
    June 30, 2006.

    NOTE 3    STOCK BASED COMPENSATION

    No options were granted during the three months ended June 30,
    2007 (2006 - nil). During the three months ended June 30, 2007,
    $320,000 (2006 - $240,000) of stock-based compensation was recognized related to outstanding stock options.

    During the three months ended June 30, 2007, a total of 19,800 options were cancelled and 5,600 options were exercised.

    At June 30, 2007, there were 5,527,500 options outstanding, of which 2,895,800 were exercisable.

    During the three months ended March 31, 2007, the Corporation granted a total of 1,425,000 (2006 - 1,212,000) options to employees, with a term of seven years. 1,410,000 of these options are exercisable at Cdn$4.07 and 15,000 are exercisable at
    Cdn$3.48. Twenty percent (282,000) of the options granted at
    Cdn$4.07 vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years and five years respectively. The fair value of the options granted for the three months ended March 31, 2007 was $2,500,000
    (2006 - $1,480,000). During the three months ended March 31,
    2007, $759,000 (2006 - $1,131,000) of stock-based compensation was recognized related to outstanding stock options.

    During the three months ended March 31, 2007, a total of 114,020 options were cancelled and 413,420 options were exercised.

    The fair value of the share options granted during 2007 was estimated using the Black-Scholes pricing model with the
    following assumptions:

                  For Options  For Options  For Options  For Options
                      Granted      Granted      Granted      Granted
                   in Q2 2007   in Q2 2006   in Q1 2007   in Q1 2006
    -----------------------------------------------------------------
    Risk-free
     interest rate          -            -        3.94%         4.1%
    Annual dividends        -            -            -            -
    Expected stock
     price volatility       -            -        53.4%          60%
    Expected
     option life            -            -    5.0 years    5.0 years
    Per share fair
     value of options
     granted (Cdn$)         -            -        $2.05        $1.42
    -----------------------------------------------------------------

    NOTE 4    FINANCIAL INSTRUMENTS

    At June 30, 2007, the Corporation had forward sales commitments with major financial institutions to deliver 30,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between August 31, 2007 and
    December 31, 2007. On January 1, 2007, the Corporation adopted the CICA new standard on hedges (note 2). In conjunction with the adoption of Section 3855, the Corporation elected to discontinue hedge accounting. Therefore, the forward sales contracts are now recorded at their fair value with changes in fair value including in earnings for the period. The unrealized loss on these forward sales contracts at June 30, 2007, was approximately $10,385,000, which is recorded in accrued liabilities. The deferred hedging loss, which was reclassified to the opening balance of AOCI in shareholders' equity on January 1, 2007, and the transitional adjustment required to recognize the fair value of outstanding forward sales contracts on adoption of Section 3865 will be released into net earnings at the time the sales associated with the forward contracts occur.

    At June 30, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred, and in certain cases, for future production. A total volume of 35,300 metric tonnes of copper were sold forward using London Metal
    Exchange (LME) contracts maturing from July 2007 through October
    2010 at an average forward price of $2.77 per pound. The
    Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales
    position at monthly average LME cash prices over the same period.
    The volume of these forward sales contracts match expected future pricings of copper in concentrate produced and delivered to
    Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.)
    under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at
    June 30, 2007 was a net loss of $20,961,000 of which $17,665,000 is included in accrued liabilities and $3,296,000 in other long term liabilities.

    NOTE 5    COMMITMENTS AND CONTINGENCIES

    On May 28, 2007, Northgate entered into an Option and Joint
    Venture Agreement ("Agreement") with Opawica Explorations Inc.
    ("Opawica") and is committed to spend Cdn$750,000 in exploration over the twelve month period from the effective date of the
    Agreement. In the second quarter, the Corporation provided
    Cdn$225,000 to Opawica to fund exploration activity.
    >>

    %CIK: 0000072931

    /For further information: Ms. Keren R. Yun, Manager, Investor Relations,
(416) 216-2781, kyun(at)northgateminerals.com/
    (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 19:14e 26-JUL-07